# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AtlasClear Holdings, Inc., CIK 0001963088
CUSIP: 128745106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4030 Henderson Blvd., Suite 712, Tampa, Florida (FL), 33629
Date of event which requires filing of this statement: 08/23/2024
Amends the filing with accession number 0001104659-24-051409
Filed by CIK 0001677188
Persons authorized to receive notices and communications: Atlas FinTech Holdings Corp., 4030 Henderson Blvd.,, Suite 712, Tampa, Florida (FL), 33629, (727) 446-6660

## Reporting persons
- Atlas FinTech Holdings Corp. (CIK 0001677188): type of reporting person: corporation (CO), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 126,151; shared voting power 0; sole dispositive power 126,151; shared dispositive power 0; aggregate amount beneficially owned 126,151 (1.69% of the class)
- AtlasBanc Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 47,027; shared voting power 0; sole dispositive power 47,027; shared dispositive power 0; aggregate amount beneficially owned 47,027 (0.63% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: AtlasClear Holdings, Inc.
Address of issuer's principal executive offices: 4030 Henderson Blvd., Suite 712, Tampa, Florida (FL), 33629
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 2 amends the prior Schedule 13D's as specifically set forth below. All amounts set forth in this Amendment No. 2 to Scheduled 13D are adjusted to reflect a 60-1 reverse stock split of the Issuers' Common Stock effective as of January 2, 2025. All other Items are unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
During the time period between April 3, 2024 and July 29, 2024 Atlas FinTech advanced the Issuer 19,727 registered shares of Common Stock it received in the Business Combination at a weighted average price of $51.72 per share to assist the Issuer in delivering unrestricted shares of Common Stock to satisfy accrued interest obligations to third party convertible noteholders. On August 23, 2024 the Issuer returned 22,292 restricted shares of Common Stock to Atlas FinTech to satisfy the previous advances of unrestricted Common Stock to satisfy the accrued interest obligations to convertible noteholders, as described above.

On August 23, 2024, the Issuer issued to Atlas FinTech 46,471 shares of restricted Common Stock at a price of $17.29 per share to satisfy approximately $803,000 of previous cash advances by Atlas FinTech to the Issuer to cover costs and expenses associated with the Business Combination.

During the time period November 18th and 19th, 2024 Atlas FinTech sold 8,333 shares of the Issuer's Common Stock in the open market at an average sales price of $15.20 per share, generating $126,667 in sale proceeds, which it advanced to the Issuer to pay costs and expenses associated with the Business Combination.

On January 22, 2025, the Issuer issued 27,282 shares of restricted Common Stock to Atlas FinTech in consideration and satisfaction of $126,667 of funds previously advanced to the Issuer by Atlas FinTech, as described above.

As a result of these transactions, the Reporting Persons currently own 126,151 shares of the Issuer's Common Stock as of the date of this Amendment No. 2 to Scheduled 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Atlas FinTech has beneficial ownership of 126,151 shares of Common Stock or 19.27% of the Common Stock of the Issuer based upon 654,635 shares of Common Stock outstanding as of February 28, 2025.

AtlasBanc holds a 37.3% ownership interest in Atlas FinTech but has the sole power to vote or direct the vote of 47,027 or 7.18% of the shares of Common Stock outstanding as of February 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Atlas FinTech has beneficial ownership of 126,151 shares of Common Stock or 19.27% of the Common Stock of the Issuer based upon 654,635 shares of Common Stock outstanding as of February 28, 2025.

AtlasBanc holds a 37.3% ownership interest in Atlas FinTech but has the sole power to vote or direct the vote of 47,027 or 7.18% of the shares of Common Stock outstanding as of February 28, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Agreement among the Reporting Persons, dated April 4, 2025.

## Signatures
- Atlas FinTech Holdings Corp.: /s/ Craig Ridenhour, Craig Ridenhour, Executive Vice President (04/04/2025)
- AtlasBanc Holdings Corp.: /s/ John Schaible, John Schaible, Chief Executive Vice President (04/04/2025)